UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 70)*

NL Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.125 per share
(Title of Class of Securities)

629156 40 7
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2008
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,609,631
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,609,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,609,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) TIMET Finance Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,609,631
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,609,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,609,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Titanium Metals Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,609,631
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,609,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,609,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,609,631
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,609,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,609,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,609,631
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,609,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,609,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,609,631
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,609,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,609,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) The Combined Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,609,631
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,609,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,609,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold Simmons Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 40,609,631
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 40,609,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,609,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  629156 40 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 739,600
	8	SHARED VOTING POWER 40,879,406
	9	SOLE DISPOSITIVE POWER 739,600
	10	SHARED DISPOSITIVE POWER 40,879,406
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 70
TO SCHEDULE 13D

This statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Items 3 and 4, which are amended but not restated (collectively, this “Statement”).  The Reporting Persons (as defined below) are filing this amendment as a result of the purchases of Shares (as defined below), which purchases have increased the percentage of outstanding Shares the Reporting Persons own.

Item 1.	Security and Issuer.

This Statement relates to shares (the “Shares”) of the common stock, par value $0.125 per share, of NL Industries, Inc., a New Jersey corporation (the “Company”).  The principal executive offices of the Company are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

Item 2.	Identity and Background.

(a)            This Statement is filed:

•	by Valhi, Inc. (“Valhi”) as a direct holder of Shares and as the indirect holder of Shares held directly by TIMET Finance Management Company (“TFMC”);

•
by virtue of the direct and indirect ownership of securities of Valhi, by TFMC, Titanium Metals Corporation (“TIMET”), Valhi Holding Company, (“VHC”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Contran Corporation (“Contran”), The Combined Master Retirement Trust (the “CMRT”) and the Harold Simmons Foundation, Inc. (the “Foundation”); and

•	by virtue of positions he holds with Contran and certain of the other entities (as reported on this Statement), by Harold C. Simmons (collectively, the “Reporting Persons”).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Valhi and TFMC are the direct holders of 83.1% and 0.5% of the 48,592,034 Shares outstanding as of January 18, 2008 according to information furnished by the Company (the “Outstanding Shares”).  Together, Valhi and TFMC may be deemed to control the Company.

TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.  VHC, Annette C. Simmons, the CMRT, Harold C. Simmons, the Company, Valhi and the Foundation are the holders of approximately 26.6%, 11.6%, 8.4%, 3.8%, 0.8%, 0.5% and 0.2%, respectively, of the outstanding shares of common stock of TIMET.  The Company’s percentage ownership of TIMET common stock includes 0.3% directly held by a wholly owned subsidiary of the Company.  Together VHC, Valhi, the Company, Harold C. Simmons and his spouse, Annette C. Simmons, may be deemed to control TIMET.

VHC, the Foundation, TFMC and the CMRT are the direct holders of approximately 92.8%, 0.9%, 0.3% and 0.1%, respectively, of the outstanding shares of common stock of Valhi.  Together, VHC and TFMC may be deemed to control Valhi.  Dixie Rice is the direct holder of 100% of the outstanding common stock of VHC and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 0.2% of the outstanding shares of TIMET common stock and 0.9% of the outstanding shares of Valhi common stock.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CMRT directly holds approximately 8.4% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock.  Contran sponsors the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Mr. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

Mr. Simmons is chairman of the board and chief executive officer of the Company and chairman of the board of Valhi, TIMET, VHC, Dixie Rice and Contran.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares directly held by certain of such other entities.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in the Shares held by the CMRT.

Annette C. Simmons is the wife of Harold C. Simmons and direct owner of 269,775 Shares, 21,167,875 shares of TIMET common stock and 43,400 shares of Valhi common stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such securities.  Mr. Simmons disclaims beneficial ownership of all securities that his spouse holds directly.

Mr. Harold C. Simmons is the direct owner of 739,600 Shares, 6,974,239 shares of TIMET common stock and 3,383 shares of Valhi common stock.

A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of the direct holder of 17,432 shares of TIMET common stock and 36,500 shares of Valhi common stock (the “Grandchildren’s Trust”).  Mr. Simmons, as co-trustee of the Grandchildren’s Trust, has the power to vote and direct the disposition of the Shares the Grandchildren’s Trust directly holds.  Mr. Simmons disclaims beneficial ownership of any Shares that the Grandchildren’s Trust holds.

As already discussed, Valhi is the direct holder of approximately 83.1% of the outstanding common stock of the Company and may be deemed to control the Company.  The Company and a subsidiary of the Company directly own 3,522,967 shares and 1,186,200 shares of Valhi common stock, respectively.  Pursuant to Delaware law, the Company treats the shares of Valhi common stock that NL and its subsidiary own as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

TFMC and TIMET became Reporting Persons as a result of TFMC’s purchases of Valhi common stock on and after January 4, 2008.

(b)            The business address of TFMC is 1007 Orange Street, Suite 1414, Wilmington, Delaware 19801. The principal office of Contran, the CMRT, the Foundation, TIMET, Valhi and VHC, are located at, and the business address of Harold C. Simmons is, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The business addresses of the directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

(c)            TFMC is principally engaged in implementing a comprehensive investment and cash management strategy for TIMET’s U.S. based subsidiaries.

TIMET is principally engaged in the production of titanium metal products.

Valhi is engaged through other companies in the production of titanium dioxide pigments, manufacturing security products, furniture components and performance marine components and waste management.

In addition to activities engaged in through Valhi and TIMET and the other companies VHC may be deemed to control, as described above, and in addition to holding the securities described above, (i) Dixie Rice is engaged in land management, agriculture and oil and gas activities; and (ii) Contran is engaged through other companies in land management, agriculture and oil and gas activities and the production of, among other things, steel rod, wire and wire products.

The CMRT is a trust sponsored by Contran to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  The employee benefit plans funded by the trusts participating in the CMRT are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Foundation is a tax-exempt foundation organized for charitable purposes.

The present principal occupation or employment of the directors and executive officers of the Reporting Persons, including Harold C. Simmons, are set forth on Schedule B to this Statement and incorporated herein by reference.

(d)            None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Contran, TFMC, TIMET, Valhi and VHC are Delaware corporations. The Foundation is a Texas non-profit corporation. Dixie Rice is a Louisiana corporation. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

There is no change to the prior disclosure under this item except for the following.

The total amount of funds Harold C. Simmons used to acquire the Shares purchased by it as reported in Item 5(c) was $1,676,667.08 (including commissions).  Mr. Simmons used his personal funds to acquire these Shares.

The Reporting Persons understand that the funds required by each person named in Schedule A to this Statement to acquire Shares were from such person’s personal funds.

Item 4.	Purpose of Transaction.

There is no change to the prior disclosure under this item except for the following.

Harold C. Simmons purchased the Shares reported in Item 5(c) of this amendment 70 to this Statement in order to increase his equity interest in the Company.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, other than the CMRT and the Foundation, may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

The information included in Item 6 of this Statement is hereby incorporated herein by reference.

The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person’s personal investment.

Certain of the persons named in Schedule B to this Statement, namely L. Andrew Fleck, Robert D. Graham, Tim C. Hafer, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Andrew B. Nace, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are directors or executive officers of the Company or perform services to the Company as employees of Contran and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)            Valhi, Harold C. Simmons, his wife and TFMC are the direct beneficial owners of 40,387,531, 739,600, 269,775 and 222,100 Shares, respectively.

By virtue of the relationships described under Item 2 of this Statement:

(1)            Valhi, TFMC, TIMET, VHC, Dixie Rice, Contran, the CMRT and the Foundation may each be deemed be the beneficial owner of the 40,609,631 Shares (approximately 83.6% of the Outstanding Shares) that Valhi and TFMC directly hold; and

(2)            Harold C. Simmons may be deemed to be the beneficial owner of the 41,619,006 Shares (approximately 85.6% of the Outstanding Shares) that VHC, TFMC, he and his wife directly hold.

Except for the 739,600 Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.

(b)            By virtue of the relationships described in Item 2:

(1)            Valhi, TFMC, TIMET, VHC, Dixie Rice, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 40,609,631 Shares (approximately 83.6% of the Outstanding Shares) that Valhi and TFMC directly hold;

(2)            Harold C. Simmons may be deemed to share the power to vote and direct the disposition of 40,879,406 Shares (approximately 84.1% of the Outstanding Shares) that Valhi, TFMC and his wife directly hold; and

(3)            Harold C. Simmons may be deemed to have sole power to vote and direct the disposition of 739,600 Shares (approximately 1.5% of the Outstanding Shares) that he directly holds.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(c)            The table below sets forth transactions in the Shares by the Reporting Persons during the 60 days prior to January 18, 2008 and to the filing of this amendment no. 60 to the Statement. Harold C. Simmons was the only Reporting Person to have transactions in the Shares during the past 60 days. He executed all of such transactions, which were all purchases of Shares, on the New York Stock Exchange.

Date	Number of Shares	Approximate Price Per Share ($) (exclusive of commissions)

11/20/07	200	$9.48
11/20/07	4,400	$9.50
11/20/07	2,300	$9.53
11/20/07	800	$9.54
11/20/07	3,500	$9.55
11/20/07	900	$9.57
11/20/07	500	$9.59
11/20/07	7,400	$9.60
11/21/07	300	$9.95
11/21/07	1,700	$9.97
11/21/07	200	$9.98
11/21/07	200	$9.99
11/21/07	7,600	$10.00
11/26/07	800	$9.63
11/26/07	100	$9.65
11/26/07	500	$9.67
11/26/07	200	$9.68
11/26/07	400	$9.69
11/26/07	15,900	$9.70
11/26/07	400	$9.74
11/26/07	1,100	$9.75
11/26/07	400	$9.67
11/26/07	200	$9.66
12/18/07	400	$9.79
12/18/07	200	$9.78
12/18/07	100	$9.80
12/18/07	300	$9.85
12/18/07	100	$9.89
12/18/07	700	$9.90
12/18/07	100	$9.95
12/18/07	200	$9.98
12/18/07	3,300	$9.99
12/18/07	300	$9.93
01/09/08	500	$8.83
01/09/08	1,100	$8.84
01/09/08	100	$8.85
01/09/08	400	$8.87
01/09/08	400	$8.88
01/09/08	300	$8.89
01/09/08	200	$8.81
01/09/08	3,400	$8.97
01/09/08	1,300	$8.94
01/09/08	1,000	$8.92
01/09/08	500	$8.93
01/09/08	700	$8.96
01/09/08	700	$8.98
01/09/08	800	$8.99
01/09/08	14,400	$9.00
01/09/08	5,300	$8.95
01/09/08	200	$8.78
01/09/08	600	$8.76
01/09/08	8,100	$8.85
01/10/08	5,100	$9.50
01/11/08	10,000	$9.75
01/17/08	100	$9.49
01/17/08	10,300	$9.50
01/17/08	100	$9.48
01/17/08	200	$9.58
01/17/08	200	$9.55
01/17/08	100	$9.56
01/17/08	500	$9.60
01/17/08	400	$9.67
01/17/08	2,000	$9.68
01/17/08	3,900	$9.70
01/17/08	100	$9.63
01/17/08	2,200	$9.72
01/17/08	100	$9.66
01/17/08	100	$9.73
01/17/08	9,100	$9.75
01/17/08	100	$9.69
01/17/08	100	$9.66
01/17/08	300	$9.71
01/17/08	100	$9.74
01/17/08	5,000	$9.20
01/17/08	2,300	$9.00
01/18/08	5,000	$8.80
01/18/08	300	$8.76
01/18/08	100	$8.78
01/18/08	7,200	$8.85
01/18/08	300	$8.87
01/18/08	200	$8.76
01/18/08	3,200	$8.87
01/18/08	500	$8.86
01/18/08	200	$8.91
01/18/08	100	$8.86
01/18/08	8,600	$8.95
01/18/08	600	$8.96
01/18/08	600	$8.97
01/18/08	200	$8.90
01/18/08	300	$8.99
01/18/08	2,600	$8.98

(d)            Valhi, Harold C. Simmons, his wife and TFMC each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

(e)            Tremont LLC ceased to be a reporting person under this Statement on January 1, 2005 when it ceased to own Shares. Dixie Holding Company ceased to be a reporting person under this Statement upon its dissolution on September 28, 2007. Valhi Group, Inc., National City Lines, Inc. and NOA, Inc. ceased to be reporting persons under this Statement upon their dissolutions effective December 31, 2007. Southwest Louisiana Land LLC, as the successor to Southwest Louisiana Land Company, Inc., a Louisiana corporation, ceased to be a reporting person under this Statement when Southwest Louisiana Land LLC ceased to own, directly or indirectly, shares of VHC common stock effective December 31, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 29, 2004, Valhi entered into an Amended and Restated Credit Agreement (collectively, as subsequently amended from time to time, the “Amended and RestatedValhi Credit Facility”) with Comerica Bank, PlainsCapital Bank, Texas Capital Bank and U.S. Bank National Association.  The Amended and Restated Valhi Credit Facility extended the revolving loans under the Credit Agreement dated as of November 6, 1998 among Valhi, the financial institutions from time to time that were a party thereto and Société Générale, Southwest Agency, as the administrative agent, issuing bank and arranger, as such agreement had been subsequently amended from time to time (the “Prior Credit Agreement”).  As a result of Valhi entering into the Amended and Restated Valhi Credit Agreement, Valhi was released from its obligation to pledge Shares under the Prior Credit Agreement and had no further obligation to pledge Shares under the Amended and Restated Valhi Credit Facility.

The information included in Item 4 to this Statement is hereby incorporated herein by reference.

Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 4, 2008

/s/ Harold C. Simons
Harold C. Simmons
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 30, 2008

            /s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 30, 2008

             /s/ Gregory M. Swalwell
Gregory M. Swalwell
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
TITANIUM METALS CORPORATION
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president of TIMET FINANCE MANAGEMENT COMPANY.

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), the Harold Simmons Foundation, Inc. (the “Foundation”), TIMET Finance Management Company (“TFMC”), Titanium Metals Corporation (“TIMET”), Valhi Holding Company (“VHC”) and Valhi, Inc. (“Valhi”) and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

Thomas E. Barry (1)	Vice president for executive affairs at Southern Methodist University and professor of marketing in the Edwin L. Cox School of Business at Southern Methodist University; and a director of Valhi.

James W. Brown	Vice president and chief financial officer of TIMET.

Keith R. Coogan (2)
President and chief executive officer of Pomeroy IT Solutions, Inc., a technology and services solution provider; and a director of Kronos Worldwide, Inc., a subsidiary of Valhi (“Kronos Worldwide”), and TIMET.

Norman S. Edelcup (3)
Mayor of Sunny Isles Beach, Florida; director of CompX International Inc. (“CompX”), a subsidiary of NL Industries, Inc. (the “Company”), and Valhi; and trustee of the Baron Funds, a mutual fund group.

Charles H. Entrekin (4)	President-global operations and chief operating officer of TIMET.

L. Andrew Fleck	Vice president of Dixie Rice and vice president-real estate of Contran.

Lisa Simmons Epstein	Director and president of the Foundation.

Robert D. Graham	Vice president of Contran, Dixie Rice, the Foundation, Valhi and VHC; executive vice president of TIMET; and vice president and general counsel of the Company and Kronos Worldwide.

Tim C. Hafer	Vice president and controller of the Company and Kronos Worldwide.

J. Mark Hollingsworth
Vice president and general counsel of Contran, Dixie Rice, Valhi and VHC; general counsel of the Foundation and CompX; trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt (the “CMRT”); and acting general counsel of Keystone Consolidated Industries, Inc., a subsidiary of Contran (“Keystone”).

Keith A. Johnson	Controller of the Foundation.

William J. Lindquist	Director and senior vice president of Contran and VHC; senior vice president of Dixie Rice and Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Secretary of the Company, CompX, Contran, Dixie Rice, Kronos Worldwide, TIMET, Valhi and VHC.

Kelly D. Luttmer	Vice president and tax director of the Company, CompX, Contran, Dixie Rice, Kronos Worldwide, TIMET, Valhi and VHC.

Andrew McCollam, Jr. (5)	Director of Dixie Rice; and a private investor.

W. Hayden McIlroy (6)	Private investor primarily in real estate; and a director of Valhi and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Cecil H. Moore, Jr. (7)	Director of the Company and Kronos Worldwide; and a private investor.

Tanya M. Murray (8)	Director of The Stewart Law Firm; and director, and secretary of TFMC.

Andrew B. Nace	Vice president and general counsel of TIMET.

Bobby D. O’Brien	Vice president, chief financial officer and director of VHC; president of TIMET; vice president and chief financial officer of Contran, Dixie Rice and Valhi.

Glenn R. Simmons	Vice chairman of the board of Contran, Dixie Rice, Valhi and VHC; chairman of the board of CompX and Keystone; and a director of the Company, Kronos Worldwide and TIMET.

Harold C. Simmons
Chairman of the board of Contran, Dixie Rice, the Foundation, TIMET, Valhi and VHC; chairman of the board and chief executive officer of the Company and Kronos Worldwide; and trustee and member of the investment committee of the CMRT.

Richard A. Smith (9)	Vice president of Dixie Rice.

Thomas P. Stafford (10)	Director of the Company and TIMET; chairman of the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Rice, Kronos Worldwide, TIMET, Valhi and VHC.

Scott E. Sullivan	Vice president and controller of TIMET.

Gregory M. Swalwell
Vice president and controller of Contran, Valhi and VHC; vice president, finance and chief financial officer of the Company and Kronos Worldwide; vice president of Dixie Rice and TIMET; and director, vice president and treasurer of TFMC.

J. Walter Tucker, Jr. (11)	President, treasurer and a director of Tucker & Branham, Inc., a mortgage banking, insurance and real estate company; a director of Valhi; and a member of the investment committee of the CMRT.

Steven L. Watson
Director and president of Contran, Dixie Rice, and VHC; director, president and chief executive officer of Valhi; director, vice president and secretary of the Foundation; vice chairman of Kronos Worldwide; vice chairman and chief executive officer of TIMET; and a director of the Company, CompX and Keystone.

Terry N. Worrell (12)	Director of the Company and TIMET; a private investor with Worrell Investments, Inc., a real estate investment company.

Joan L. Yori (13)	Vice president-client services of Stewart Management Company; and director and president of TFMC.

Paul J. Zucconi (14)	A private investor and a director of TIMET.

(1)	The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2)	The principal business address for Mr. Coogan is 1020 Petersburg Road, Hebron, Kentucky 41048.

(3)	The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(4)	The principal business address for Mr. Entrekin is 224 Valley Creek Boulevard, Suite 200, Exton, Pennsylvania 19341.

(5)	The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(6)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(7)	The address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(8)	The principal business address for Ms. Murray is Nemours Building, Suite 1400, 1007 Orange Street, Wilmington, Delaware 19801.

(9)	The principal business address for Mr. Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(10)	The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(11)	The principal business address for Mr. Tucker is 1950 Lee Road, Suite 219, Winter Park, Florida 32789.

(12)	The address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

(13)	The principal business address for Ms. Yori is Nemours Building, Suite 1410, 1007 Orange Street, Wilmington, Delaware 19801.

(14)	The address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held	Stock Options Held (1)	Total

Thomas E. Barry	-0-	-0-	-0-

James W. Brown	-0-	-0-	-0-

Keith R. Coogan	-0-	-0-	-0-

Norman S. Edelcup	-0-	-0-	-0-

Charles H. Entrekin	-0-	-0-	-0-

L. Andrew Fleck	-0-	-0-	-0-

Lisa Simmons Epstein	-0-	-0-	-0-

Robert D. Graham	-0-	-0-	-0-

Tim C. Hafer	-0-	-0-	-0-

J. Mark Hollingsworth	500	-0-	500

Keith A. Johnson	-0-	-0-	-0-

William J. Lindquist	-0-	-0-	-0-

A. Andrew R. Louis	-0-	-0-	-0-

Kelly D. Luttmer	-0-	-0-	-0-

Andrew McCollam, Jr.	-0-	-0-	-0-

W. Hayden McIlroy	-0-	-0-	-0-

Cecil H. Moore, Jr.	3,000	-0-	3,000

Tanya M. Murray	-0-	-0-	-0-

Andrew B. Nace	-0-	-0-	-0-

Bobby D. O’Brien	-0-	-0-	-0-

Glenn R. Simmons	11,000	-0-	11,000

Harold C. Simmons (2)	1,009,375	-0-	1,009,375

Richard A. Smith	-0-	-0-	-0-

Thomas P. Stafford	8,000	-0-	8,000

John A. St. Wrba	-0-	-0-	-0-

Scott E. Sullivan	-0-	-0-	-0-

Gregory M. Swalwell	-0-	-0-	-0-

J. Walter Tucker, Jr.	-0-	-0-	-0-

Steven L. Watson	11,000	-0-	11,000

Terry N. Worrell	4,000	-0-	4,000

Joan L. Yori	-0-	-0-	-0-

Paul J. Zucconi	-0-	-0-	-0-

(1)	Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)
Includes 269,775 Shares held directly by Mr. Harold C. Simmons’ spouse.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Except for the 739,600 Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.